UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURTIES EXCHANGE ACT OF 1934

November 18, 2004

Commission File Number: 0-26414

GLOBETECH VENTURES CORP.

_______________________________________________________________

Suite 677 – 999 Canada Place, Vancouver, British Columbia V6C 3E1

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F

[ X ]

Form 40-F

[    ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes

[    ]

No

[ X ]

Suite 677 – 999 Canada Place

Vancouver, BC  V6C 3E1

Tel: 604-685-8532  Fax: 604-682-8441

November 18, 2004

GLOBETECH ANNOUNCES CHANGE IN PERSONNEL

Globetech Ventures Corp. ("Globetech") OTCBB: GTVCF, wishes to annouce that Mr. Tom Kennedy has joined the board of directors. Mr. Kennedy has been active as a Lawyer, Management Consultant and Financial Consultant from 1981 to present.  During this same time, he has been a Director / Officer of numerous publicly traded companies. In addition to Mr. Kennedy, Dr. K. Sachdeva has joined as a director of Globetech. Dr. Sachdeva is a Vancouver businessman.

Mr. Steven Khan has resigned as CEO and as a director of Globetech. Mr. Khan has stepped down to pursue other business interests. The company thanks Mr. Khan for his contribution and wishes him well in his future endeavors. Mr. Isaac Moss has resigned as Secretary and as a director.  The company thanks Mr. Moss for his contribution and wishes him well in his future endeavors.

Globetech Ventures Corp.

Casey Forward

CFO

Legal Notice Regarding Forward Looking Statements

This press release may contain “forward looking statements” including forward looking statements as that term is defined in Section 27A of the United States Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements in this press release which are not purely historical are forward looking statements and include any statements regarding beliefs, plans, expectations or intentions concerning the future. It is important to note that the Corporation’s actual outcomes may differ materially from those contained in the forward looking statements contained in this press release. Although the Corporation believes that the beliefs, plans, expectations and intentions contained in this press release are reasonable, there can be no assurance that such beliefs, plans, expectations and intentions will prove to be accurate. Readers should refer to the risks disclosures outlined in the Corporations public filings with the Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBETECH VENTURES CORP.

By: /s/ “Casey Forward”_____________

Casey Forward, Chief Financial Officer

November 18, 2004